As filed with the Securities and Exchange Commission on December 23, 2014.

Registration Nos. 333-104669

811-00266

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No. ____	☐
Post-Effective Amendment No. 15	☒

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 49	☒

(Check Appropriate Box or Boxes)

TRI-CONTINENTAL CORPORATION

(Exact Name of Registrant as Specified in Charter)

225 Franklin Street, Boston, Massachusetts 02110

(Address of Principal Executive Officers) (Zip Code)

Registrant’s Telephone Number, Including Area Code: (800) 345-6611

Christopher O. Petersen, Esq.

c/o Columbia Management Investment Advisers, LLC

225 Franklin Street,

Boston, Massachusetts 02110

(Name and Address of Agent for Service)

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d).

EXPLANATORY NOTE

This Post-Effective Amendment No. 15 to the Registration Statement on Form N-1A (File No. 333-104669) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of adding exhibits to such Registration Statement. Accordingly, this Post-Effective Amendment No. 15 consists only of a facing page, this explanatory note, and Part C of the Registration Statement on Form N-2. This Post-Effective Amendment No. 15 does not change the form of the prospectus and Statement of Additional Information relating to Post-Effective Amendment No. 14 filed electronically on April 28, 2014 with the Securities and Exchange Commission (the “SEC”). As permitted by Rule 462(d), this Post-Effective Amendment No. 15 shall become effective upon filing with the SEC.

PART C. OTHER INFORMATION

Item 25.	Financial Statements and Exhibits.

1. Financial Statements.

Part A. Financial Highlights for the ten years ended December 31, 2013; Table for the ten years ended December 31, 2013 under the caption “Senior Securities—$2.50 Cumulative Preferred Stock.”

Part B. The required financial statements are included in the Corporation’s 2013 Annual Report, which is incorporated by reference into the Statement of Additional Information. These statements include: Portfolio of Investments at December 31, 2013; Statement of Assets and Liabilities at December 31, 2013; Statement of Capital Stock and Surplus at December 31, 2013; Statement of Operations for the year ended December 31, 2013; Statements of Changes in Net Investment Assets for the years ended December 31, 2013 and 2012; Notes to Financial Statements; Financial Highlights for the five years ended December 31, 2013; Report of Independent Registered Public Accounting Firm.

2. Exhibits. All Exhibits listed below are incorporated herein by reference, except those Exhibits marked with an asterisk (*), which are filed herewith.

(a)	Amended and Restated Charter of the Registrant. (Incorporated by reference to Registrant’s Amendment No. 27 to the Registration Statement on Form N-2 filed on April 16, 1998.)

(b)	Amended and Restated By-laws of the Registrant. (Incorporated by reference to Registrant’s Post-Effective Amendment No. 3 on Form N-2 filed on April 13, 2006).

(c)	Not Applicable.

(d)(1)	Specimen certificates of Common Stock. (Incorporated by reference to Registrant’s Amendment No. 1 to the Registration Statement on Form N-2 filed on March 6, 1981.)

(d)(2)	Specimen certificates of $2.50 Cumulative Preferred Stock. (Incorporated by reference to Registrant’s Amendment No. 1 to the Registration Statement on Form N-2 filed on March 6, 1981.)

(d)(3)	Specimen of Warrant of the Registrant. (Incorporated by reference to Registrant’s Post-Effective Amendment No. 12 on Form N-2 Filed on April 9, 2013.)

(d)(4)	Form of Subscription Certificate—Subscription Right for shares of Common Stock. (Incorporated by reference to Registrant’s Registration Statement on Form N-2 filed on September 17, 1992.)

(d)(5)	The Registrant’s Charter is the constituent instrument defining the rights of the $2.50 Cumulative Preferred Stock, par value $50, and the Common Stock of the Registrant. (Incorporated by reference to Registrant’s Amendment No. 27 to the Registration Statement on Form N-2 filed on April 16, 1998.)

(e)	Registrant’s Automatic Dividend Investment and Cash Purchase Plan is set forth in Registrant’s Prospectus which is filed as Part A of this Registration Statement.

(f)	Not Applicable.

(g)	Amended and Restated Investment Management Services Agreement between the Registrant and Columbia Management Investment Advisers, LLC. (Incorporated by reference to Registrant’s Post-Effective Amendment No. 10 on Form N-2 filed on April 8, 2011).

(h)	Not Applicable.

PART C. OTHER INFORMATION (continued)

(i)	Deferred Compensation Plan, adopted as of December 31, 2011, filed electronically on or about February 24, 2012 as Exhibit (f) to Registrant’s Post-Effective Amendment No. 52 to Registration Statement No. 333-131683 is incorporated by reference.

(j)	Second Amended and Restated Master Global Custody Agreement the Registrant and JPMorgan Chase Bank, N.A., is incorporated by reference to Post-Effective Amendment No. 93 to Registration Statement No. 333-89661 of Columbia Funds Series Trust on Form N-1A (Exhibit (g)(3)), filed on May 27, 2011.

(k)(1)	Amended and Restated Administrative Services Agreement between the Registrant and Columbia Management Investment Advisers, LLC (Incorporated by reference to Registrant’s Amendment No. 13 to the Registration Statement on Form N-2 filed on March 17, 2014).

(k)(2)	*Stockholder Service Agent Agreement, dated June 15, 2009, between the Registrant and Columbia Management Investment Services, Corp.

(k)(3)	*Schedule A, as of November 1, 2014 and Schedule B, as of April 12, 2012, to the Stockholder Service Agent Agreement, dated June 15, 2009, between the Registrant and Columbia Management Investment Services, Corp.

(l)	Opinion and Consent of Counsel. (Incorporated by reference to Registrant’s Amendment No. 33 to the Registration Statement on Form N-2 filed on April 22, 2003.)

(m)	Not Applicable.

(n)(1)	Consent of Independent Registered Public Accounting Firm: Not applicable.

(o)	Not Applicable.

(p)	Not Applicable.

(q)(1)	The Seligman Roth/Traditional IRA Information Kit. (Incorporated by reference to Registrant’s Amendment No. 27 to the Registration Statement on Form N-2 filed on April 16, 1998.)

(q)(2)	Qualified Plan and Trust Basic Plan Document. (Incorporated by reference to Registrant’s Amendment No. 27 to the Registration Statement on Form N-2 filed on April 16, 1998.)

(q)(3)	Flexible Standardized 401(k) Profit Sharing Plan Adoption Agreement. (Incorporated by reference to Registrant’s Amendment No. 27 to the Registration Statement on Form N-2 filed on April 16, 1998.)

(q)(4)	Seligman Qualified Retirement Plan and Trust Defined Contribution Basis Plan. (Incorporated by reference to Registrant’s Post-Effective Amendment No. 3 on Form N-2 filed on April 13, 2006).

(q)(5)	Seligman Profit Sharing Plan Forms: Super Simplified Standardized Profit Sharing Plan; and Simplified Profit Sharing Plan. (Incorporated by reference to Registrant’s Post-Effective Amendment No. 3 on Form N-2 filed on April 13, 2006).

(q)(6)	Flexible Nonstandardized Safe Harbor 401(k) Profit Sharing Plan Adoption Agreement. (Incorporated by reference to Registrant’s Amendment No. 27 to the Registration Statement on Form N-2 filed on April 16, 1998.)

(r)(1)	Columbia Funds Family Code of Ethics, effective April 14, 2014, is incorporated by reference to Post-Effective Amendment No. 39 to Registration Statement No. 333-146374 of Columbia Funds Variable Series Trust II on Form N-1A (Exhibit (p)(1)), filed on May 15, 2014.

(r)(2)	Columbia Management Investment Advisers, LLC, Columbia Management Investment Distributors, Inc. and Threadneedle International Ltd Code of Ethics, effective December 8, 2014, is incorporated by reference to Post-Effective Amendment No. 120 to Registration Statement No. 333-131683 of Columbia Funds Series Trust II on Form N-1A (Exhibit (p)(2)), filed on November 25, 2014.

PART C. OTHER INFORMATION (continued)

(Other Exhibits)	(a) Directors Power of Attorney to sign Amendments to this Registration Statement, dated November 19, 2013 (Incorporated by reference to Registrant’s Amendment No. 13 to the Registration Statement on Form N-2 filed on March 17, 2014).

(b) William P. Carmichael Power of Attorney to sign Amendments to this Registration Statement, dated January 1, 2014 (Incorporated by reference to Registrant’s Amendment No. 13 to the Registration Statement on Form N-2 filed on March 17, 2014).

Item 26.	Marketing Arrangements. Not Applicable.

Item 27.	Other Expenses of Issuance and Distribution.

Registration fees	$-0-
NYSE listing fees	-0-
Registrar fees	-0-
Legal fees	-0-
Accounting fees	-0-
Miscellaneous (mailing, etc.)	-0-

Item 28.	Persons Controlled by or Under Common Control with Registrant. Seligman Data Corp., a New York Corporation, is owned by the Registrant and certain associated investment companies. The Registrant’s investment in Seligman Data Corp. is recorded at a cost of $43,681.

Item 29.	Number of Holders of Securities.

As of March 31, 2014:

Title of Class	Number of Recordholders
$2.50 Cumulative Preferred	179
Common Stock	15,909
Warrants	73

Item 30.	Indemnification. Reference is made to the provisions of Article Eleventh of Registrant’s Amended and Restated Charter filed as an exhibit to Registrant’s Registration Statement on Form N-2 filed on April 16, 1998 and Article X of Registrant’s Amended and Restated By-laws filed as an exhibit to Registrant’s Post-Effective Amendment No. 3 on Form N-2 filed on April 13, 2006.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised by the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

PART C. OTHER INFORMATION (continued)

Item 31.	Business and Other Connections of Investment Adviser.

To the knowledge of the Registrant, none of the directors or officers of Columbia Management Investment Advisers, LLC (Columbia Management), the Registrant’s investment adviser, except as set forth below, are or have been, at any time during the Registrant’s past two fiscal years, engaged in any other business, profession, vocation or employment of a substantial nature.

Columbia Management, a wholly owned subsidiary of Ameriprise Financial, Inc., performs investment advisory services for the Registrant and certain other clients. Information regarding the business of Columbia Management and the directors and principal officers of Columbia Management is also included in the Form ADV filed by Columbia Management with the SEC pursuant to the Investment Advisers Act of 1940 (File No. 801-25943), which is incorporated herein by reference. In addition to their position with Columbia Management, certain directors and officers of Columbia Management also hold various positions with, and engage in business for, Ameriprise Financial, Inc. or its other subsidiaries.

Item 32.	Location of Accounts and Records. The accounts, books and documents to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are kept in the possession of Registrant’s investment adviser and administrator, Columbia Management Investment Advisers, LLC, at its offices at 100 Park Avenue, New York, NY 10017 and 225 Franklin Street, Boston, MA 02110 or at the following locations: (1) the offices of the Corporation’s Board of Directors at Board Services Corporation, 901 Marquette Avenue South, Suite 2810, Minneapolis, Minnesota 55402, (2) JPMorgan Chase Bank N.A., located at 1 Chase Manhattan Plaza, 19th Floor, New York, New York 10005, custodian of the Registrant’s cash and securities; (3) Columbia Management Investment Services Corp., located at 225 Franklin Street, 25th floor, Boston, MA 02110 and 10 Memorial Boulevard, 10th floor, Providence, RI 02903, as the sub-transfer, dividend-paying, and stockholder services agent, maintains stockholder records for the Registrant, and (4) Ameriprise Financial, Inc., 707 Second Avenue, South Minneapolis, MN 55402, and Iron Mountain Records Management, 920 and 950 Apollo Road, Eagan, MN 55121, 175 Bearfoot Road, Northborough, MA 01532 and 26 Parkway Drive, Scarbourough, ME 04074. Iron Mountain Records Management is an off-site storage facility housing historical records that are no longer required to be maintained on-site. Records stored at this facility include various trading and accounting records, as well as other miscellaneous records.

Item 33.	Management Services. Not Applicable.

Item 34.	Undertakings.

I. Registrant undertakes: to suspend the offering of shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value declines more than 10% from its net asset value as of the effective date of the registration statement.

II. Registrant undertakes:

(a) to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement: (1) to include any prospectus required by Section 10(a)(3) of the 1933 Act; (2) to reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and (3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

PART C. OTHER INFORMATION (continued)

(b) and that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

III. Registrant undertakes: to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, the Registrant’s Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, and State of Massachusetts on the 23rd day of December, 2014.

TRI-CONTINENTAL CORPORATION

By:	/s/ J. Kevin Connaughton
J. Kevin Connaughton, President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on 23rd day of December, 2014.

Signature	Title

/s/ J. Kevin Connaughton J. Kevin Connaughton	President (Principal Executive Officer)

/s/ Michael G. Clarke Michael G. Clarke	Treasurer (Principal Financial and Accounting Officer)

Kathleen A. Blatz, Director	)
Pamela G. Carlton, Director	)
William P. Carmichael, Chairman of the Board and Director)
Patricia M. Flynn, Director	)
Stephen R. Lewis, Jr.	)
Catherine James Paglia, Director	)
Leroy C. Richie, Director	)	/s/ Scott R. Plummer
Alison Taunton-Rigby, Director	)	Scott R. Plummer, Attorney in Fact
William F. Truscott, Director	)

TRI-CONTINENTAL CORPORATION

FORM N-2

Post-Effective Amendment No. 15

EXHIBIT INDEX

k)(2)	*Stockholder Service Agent Agreement, dated June 15, 2009, between the Registrant and Columbia Management Investment Services, Corp.

(k)(3)	*Schedule A, as of November 1, 2014 and Schedule B, as of April 12, 2012, to the Stockholder Service Agent Agreement, dated June 15, 2009, between the Registrant and Columbia Management Investment Services, Corp.